UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Enlight Renewable Energy Ltd. (the “Company”) filed a shelf prospectus (the “Shelf Prospectus”) with the Israel Securities Authority (the “ISA”) and the Tel-Aviv Stock Exchange, which was approved by the ISA on August 27, 2024. The Shelf Prospectus, the majority of which is in Hebrew, replaces the prior shelf prospectus, which was filed on September 8, 2023.

The Shelf Prospectus will be effective for a period of two years, and is subject to a potential extension of an additional year by the ISA. The Shelf Prospectus will enable the Company to raise funds from time to time through offerings and sales of various securities in Israel, including debt and equity, at the discretion of the Company. Any offering will be made pursuant to a supplemental shelf offering report to be filed by the Company with the ISA, which will describe the terms of the securities being offered and the specific details of each offering.

The Company has not yet made any decision as to any offering of any securities, nor as to the scope, terms or timing of any offering, and there is no certainty that any such offering will take place.

Any securities offered pursuant to the Shelf Prospectus will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” of the Securities Act), absent registration under the Securities Act or without applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any supplemental shelf offering report, if made, will be made only in Israel, unless provided otherwise in a supplemental shelf offering report, subject to registration or exemption as aforementioned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: August 27, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer